Exhibit 12.1

Calculation of Consolidated Ratios of Earnings to Fixed Charges

	12/31/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009
Fixed Charges:
Interest expense on indebtedness	6,408	466	13	53	104
Noncash interest expense and other	4,530	88	—	3,673	4,805
Interest expense on portion of rent expense representative of interest	1,822	1,439	1,078	949	694

Total Fixed Charges	12,760	1,993	1,091	4,675	5,603

Earnings (loss):
Net income (loss) before benefit for income taxes	(130,685)	(91,574)	(79,676)	(50,159)	(52,475)
Fixed charges per above	12,760	1,993	1,091	4,675	5,603

Total earnings (loss)	(117,925)	(89,581)	(78,585)	(45,484)	(46,872)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	(130,685)	(91,754)	(79,676)	(50,159)	(52,475)